

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2024

Gerald T. Proehl
Chief Executive Officer
Dermata Therapeutics, Inc.
3525 Del Mar Heights Rd., #322
San Diego, CA 92130

Re: Dermata Therapeutics, Inc.
      Registration Statement on Form S-3
      Filed July 3, 2024
      File No. 333-280682

Dear Gerald T. Proehl:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jimmy McNamara at 202-551-7349 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Steven M. Skolnick